UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2009

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

SUMMARY OF THE RESOLUTIONS TAKEN AT THE 133RD
BOARD OF DIRECTORS’ MEETING

CPFL Energia S.A. hereby informs its shareholders and the market in general that the 133rd Board of Directors’ Meeting held on March 4, 2009, took the following decisions:

I. Approval: Provision of a guarantee by CPFL Energia for the contracting of performance bonds by subsidiaries;

II. Vote Recommendation: Change in the name of the Strategy and Regulation Area and amendment of the Bylaws (CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa, CPFL Sul Paulista, CPFL Leste Paulista, CPFL Geração, Jaguari Geração, CPFL Sul Centrais);

III. Vote Recommendation: Contracting of Ongoing Construction and Programmed Maintenance Services for Urban and Rural Electricity Distribution Lines and Networks (CCM) and Technical Commercial Services (STC) – (CPFL Piratininga);

IV. Vote Recommendation: Addendum to the contracts for Ongoing Construction and Programmed Maintenance Services for Urban and Rural Electricity Distribution Lines and Networks (CCM) and for Technical Commercial Services (STC) – (CPFL Paulista).

São Paulo, March 4, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 05, 2009

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.